UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	001-35634
CUSIP NUMBER
961840105

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE WET SEAL, INC.

Full Name of Registrant

N/A

Former Name if Applicable

26972 Burbank

Address of Principal Executive Office (Street and Number)

Foothill Ranch, CA 92610

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Wet Seal, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “Form 10-K”).

The Company has determined that it is unable to file the Form 10-K in a timely manner and that it does not expect to be able to file the Form 10-K within the fifteen-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As reported in the Company’s Current Reports on Form 8-K filed with the SEC on January 16, 2015, January 22, 2015 February 10, 2015 and March 18, 2015, the Company and its subsidiaries filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on January 15, 2015. Due to the demands associated with the bankruptcy filing and related activities, including a sale of substantially all of the Company’s assets under Section 363 of the Bankruptcy Code, the Company has been unable to complete the preparation of the Form 10-K.

As a result, the Company is unable, without unreasonable effort or expense, to timely file its Form 10-K within the 15-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bill Langsdorf Chief Executive Officer	949	699-3900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company is currently unable to provide a reasonable estimate of its results of operations for the fiscal year ended January 31, 2015 due to the demands of the Company’s bankruptcy cases and the sale of substantially all of its assets under Section 363 of the Bankruptcy Code. The Company’s bankruptcy cases are ongoing. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its results of operations for the fiscal year ended January 31, 2015 compared to its results of operations for the fiscal year ended February 1, 2014.

THE WET SEAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 16, 2015	By:	/s/ Bill Langsdorf
Chief Executive Officer